Securities and Exchange Commission
     Washington, D.C.  20549
           Schedule 13G



Under the Securities Exchange Act of 1934
(Amend No. 1)
June 21, 2001__
(Date of event which requires filing of this statement)
Check the appropriate box to designate the rule pursuant to which this schedule is filed:
(X) Rule 13d-1(b) ( ) Rule 13d-1(c) ( ) Rule 13d-1(d)
Name of Issuer: Sepracor Inc.
Title of Class of Securities: Common
CUSIP Number: 817315104
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP Number: 817315104
1.  Name of Reporting Person: Jennison Associates LLC
(formerly Jennison Associates Capital Corp.)
As of January 1, 1998, Jennison Associates Capital Corp.,
a New York Corporation, reorganized into Jennison
Associates LLC, a Delaware limited liability company.
S.S.  or I.R.S. Identification No.  of  Above  Person:
IRS Identification #52-2069785 (formerly 13-2631108)
2. Check the Appropriate Box if a Member of a Group:  Not
Applicable
3. SEC Use Only
4. Citizenship or Place of Organization:  Delaware Number
of Shares Beneficially Owned By Each Reporting Person
With:
5. Sole Voting Power: 8,047,875 shares
6. Shared Voting Power: 0 shares
7. Sole Dispositive Power: 0 shares
8. Shared Dispositive Power: 8,062,875 shares
9. Aggregate Amount Beneficially Owned by Each Reporting
Person: 8,062,875 shares
10. Check Box if the Aggregate Amount in Row 9 Excludes
Certain Shares*: ( )
11. Percent of Class Represented by Amount in Row 9:
10.36%
12. Type of Reporting Person*: IA
Item 1(a) Name of Issuer: Sepracor Inc.
Item 1(b) Address of Issuer's Principal Executive Offices:
111 Locke Drive
Marlborough, MA 01752
United States
Item  2(a) Name of Person Filing:  Jennison Associates
LLC  Item 2(b) Address of Principal Business Office or
Residence: 466 Lexington Avenue
New York, NY  10017
Item 2(c) Citizenship: Delaware
Item 2(d) Title of Class of Securities: Common
Item 2(e) CUSIP Number: 817315104
Item 3 If this statement is filed pursuant to
Rules 13d-1(b),
or 13d-2(b), or (c) check whether the person filing is a:
(a)  ( ) Broker or Dealer registered under Section 15 of
the  Act (b) ( ) Bank as defined in Section 3(a) (6) of
the Act
(c)  ( ) Insurance Company as defined in Section 3(a) (19)
of the Act
(d)  (  )  Investment Company registered under Section 8
of  the Investment Company Act
(e)  (X) Investment Adviser in accordance with Section
240.13d1(b) (1) (ii) (E)
(f) ( ) Employee Benefit Plan, Pension Fund which is
subject
to the provision of the Employee Retirement Income
Security Act of 1974 or Endowment Fund in accordance with
Section 240.13d1(b) (ii) (F)
(g) ( ) Parent Holding Company or control person, in
accordance with Section 240.13(b) (ii) (G)
(h)  ( ) A savings association as defined by Section 3(b)
of  the Federal Deposit Insurance Act
(i) ( ) A church plan that is excluded from the definition
of  an investment  company  under Section 3(c)  (4)  of
the  Investment Company Act of 1940.
(j)(  )  Group, in accordance with Section 240.13d-1(b)
(1)  (ii) (J).
If this statement is filed pursuant to Section
240.13d1(c), check this box. ( )
Item 4 Ownership:
Provide the following information regarding the aggregate
number and percentage of the class of securities of the
issuer identified in Item 1.
(a) Amount Beneficially Owned: 8,062,875 shares
(b) Percent of Class: 10.36%
(c) Number of shares as to which the person has: 8,062,875
(i) sole power to vote or to direct the vote: 8,047,875
(ii) shared power to vote or to direct the vote: 0
(iii) sole power to dispose or to direct the disposition
of: 0 (iv)  shared  power to dispose or to direct the
disposition  of: 8,062,875
Jennison Associates LLC ("Jennison") furnishes investment
advice to several investment companies, insurance separate
accounts, and institutional clients ("Managed
Portfolios"). As a result of its role as investment
adviser of the Managed Portfolios, Jennison may be deemed
to be the beneficial owner of the shares
of  the  Issuer's  Common Stock held by such Managed
Portfolios. The Prudential Insurance Company of America
("Prudential") owns 100% of equity interests of Jennison.
As a result, Prudential may be deemed to have the
power to exercise or to direct the exercise of such voting
and/or dispositive power that Jennison may
have  with  respect  to the Issuer's Common  Stock  held
by  the Managed   Portfolios.  Jennison does not file
jointly   with Prudential, as such, shares of the Issuer's
Common Stock reported on Jennison's 13G may be included in
the shares reported on the 13G filed by Prudential. These
shares were acquired in the ordinary course of business,
and not with the purpose or effect of changing or
influencing control of the Issuer.  The filing of this
statement should not be construed as an admission that
Jennison is, for the purposes of Sections 13 or 16 of  the
Securities  Exchange Act of 1934, the beneficial owner  of
these shares.
Item 5 Ownership of Five Percent or Less of a Class:
If  this statement is being filed to report the fact that
as  of the  date  hereof  the  reporting person has
ceased  to  be  the beneficial  owner  of more than five
percent of  the  securities, check the following ( ).
Item 6 Ownership of More than Five Percent on
Behalf of Another Person:
Our clients have the right to receive or the power to
direct the receipt of dividends or the profits from the
sale of such securities. No one client owns more than 5%
of such security class.
Item 7 Identification and Classification of the Subsidiary
which Acquired the Security being Reported on by the
Parent Holding Company: Not Applicable
Item 8 Identification and Classification of Members of the
Group: Not Applicable
Item 9 Notice of Dissolution of Group: Not Applicable
Item 10 Certification:
By signing below I certify that, to the best of my
knowledge
and  belief,  the securities referred to above were
acquired  and are in held the ordinary course of business
and were not acquired and are not held for the purpose of
and do not have the effect of changing  or  influencing
the  control  of  the  issuer  of  the securities  and
were not acquired and are not held in  connection with  or
as a participant in any transaction having that purpose or
effect.  After reasonable inquiry and to the best of my
knowledge and belief, I certify that the correct
information set forth in this statement is true, complete
and correct.
July 10, 2001
/s/ Karen E. Kohler
Karen E. Kohler, Executive Vice President and Director